Exhibit 99.77C

NRM Investment Company
File # 811-02995
Attachment to Item 77 C
Matters Submitted to Shareholders

The following items were submitted to the Company’s shareholders at their annual meeting on December 16, 2010:

Election of Directors

The Board of Directors as previously reported to the Commission was unanimously elected by the votes of all shareholders present.

Change of Independent Auditors

The board as ratified by the shareholders resolved to employ the firm of Sanville & Company as the Company’s auditor for the fiscal year ending August 31, 2011, pursuant to a contract in such form as approved by counsel for the Company.

Investment Advisor Retained

The board as ratified by the shareholders resolved to employ the Company’s existing advisor, Haverford Financial Services, as the Company’s investment adviser for the calendar year 2011.